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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Vornado Realty Trust
(Name of Issuer)

Common Shares of Beneficial Interest, $0.04 par value per share
(Title of Class of Securities)

929042109
(CUSIP Number)

William G. Farrar
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 31, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

Exhibit Index Appears on Page 8

SEC 1746(03-00)

SCHEDULE 13D

CUSIP No. 929042109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael D. Fascitelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,234,106*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,234,106*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,234,106
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Includes 1,546,106 Common Shares of Beneficial Interest, par value $0.04 per share (“Common Shares”), of Vornado Realty Trust (the “Company”) held in an irrevocable “rabbi” trust for the benefit of Mr. Fascitelli. 919,540 of these Common Shares have vested, and 626,566 of these Common Shares will vest on December 31, 2002. Although these shares have been issued, Mr. Fascitelli does not have the right to vote or dispose of these Common Shares so long as they are held in such trust. If Mr. Fascitelli terminates his employment with the Company at any time, with respect to such 919,540 Common Shares, or after December 31, 2002, with respect to such 626,566 Common Shares, such trust will distribute these shares to Mr. Fascitelli, at which time he will acquire voting and dispositive power over them.

Item 1.	Security and Issuer.

                The class of equity securities to which this Statement relates is Common Shares of Vornado Realty Trust, a Maryland real estate investment trust. The principal executive offices of the Company are located at 888 Seventh Avenue, New York, New York, 10019.

Item 2.	Identity and Background.

                (a) The person filing this statement is Michael D. Fascitelli.

                (b) Mr. Fascitelli’s business address is 888 Seventh Avenue, New York, New York, 10019.

                (c) Mr. Fascitelli’s principal occupation is as President of the Company and a member of its Board of Trustees, as President and a director of Vornado Operating Company (“Vornado Operating”) and as President and a director of Alexander’s, Inc. (“Alexander’s”). The Company is located at 888 Seventh Avenue, New York, New York, 10019. The Company’s and Alexander’s principal businesses are leasing, managing and developing real estate. Vornado Operating operates businesses conducted at properties it leases from the Company.

                (d) - (e) During the last five years, Mr. Fascitelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                (f) Mr. Fascitelli is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

                Mr. Fascitelli received all of his rights to Common Shares in connection with his employment by the Company. See Sections 5 and 6 below for further discussion of the grants and agreements giving rise to the rights of Mr. Fascitelli to Common Shares.

Item 4.	Purpose of Transaction.

                Mr. Fascitelli holds his rights to Common Shares for investment purposes. Mr. Fascitelli may, subject to market conditions and his assessment of business prospects of the Company, acquire Common Shares from time to time, through open market and/or privately negotiated transactions, as he may determine in his discretion. In addition, Mr. Fascitelli may acquire Common Shares through awards under the Company’s 2002 Omnibus Shares Plan, in each case subject to the applicable transfer and ownership restrictions in the Amended and Restated Declaration of Trust of the Company. Mr. Fascitelli may also determine at any time to exercise his vested options to purchase Common Shares or dispose of Common Shares.

                Other than discussed above, Mr. Fascitelli currently has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

                (a)-(b) The Company has granted periodically to Mr. Fascitelli options to purchase Common Shares pursuant to the Company’s 1993 Omnibus Share Plan, and may grant in the future options to purchase Common Shares pursuant to the Company’s 2002 Omnibus Share Plan, as compensation for his services as President of the Company. As a result of such option grants and the vesting thereof, as of October 31, 2002 Mr. Fascitelli is deemed to beneficially own 5,688,000 Common Shares and will be deemed to beneficially own an additional 255,000 in November 2002 as well as an additional 462,000 Common Shares in January 2003, such dates being 60 days prior to the vesting of the options relating to the 255,000 and 462,000 Common Shares, respectively.

                Pursuant to the Employment Agreement, dated as of December 2, 1996 (the “Employment Agreement”), by and between the Company and Mr. Fascitelli, attached hereto as Exhibit 1, and the Employment Agreement, dated as of March 8, 2002 (the “Amended Employment Agreement”), by and between the Company and Mr. Fascitelli, attached hereto as Exhibit 5, which amends and restates the Employment Agreement, the Company has issued to an irrevocable “rabbi” trust an aggregate of 1,546,106 Common Shares for the benefit of Mr. Fascitelli. So long as such Common Shares are held in such trust for the benefit of Mr. Fascitelli, he is unable to dispose of or vote such Common Shares. If Mr. Fascitelli terminates his employment with the Company at any time, with respect to the 919,540 Common Shares issued to such trust in connection with the Employment Agreement, or after December 31, 2002, with respect to the 626,566 Common Shares issued to such trust in connection with the Amended Employment Agreement, such trust will distribute these shares to Mr. Fascitelli, at which time he will acquire voting and dispositive power over them. These 1,546,106 Common Shares are included in the 7,234,106 Common Shares referenced above.

                On October 31, 2002, Mr. Fascitelli directly beneficially owned an aggregate of 7,234,106 Common Shares or 6.3% of the outstanding Common Shares, based on 108,396,383 outstanding Common Shares. Subject to the restrictions imposed by the agreements entered into by Mr. Fascitelli and/or the Company in connection with his employment (each of which is further described in Item 6 hereof), Mr. Fascitelli has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares deemed to be beneficially owned by him.

                (c) Mr. Fascitelli has not engaged in any transactions in the past 60 days.

                (d) Not applicable.

                (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                Pursuant to the terms of the Employment Agreement and the Convertible Units Agreement, dated as of December 2, 1996 (the “Convertible Units Agreement”), by and between Mr. Fascitelli and the Company, attached hereto as Exhibit 2, Mr. Fascitelli was entitled to receive a deferred payment to be paid, at the option of the Company, in 919,540 Common Shares or an equivalent value in cash. Under the terms of the Employment Agreement and the Convertible Units Agreement, the Company was to make such payment to Mr. Fascitelli on the earlier of the termination of his employment with the Company or November 30, 2001. In accordance with the terms of the Employment Agreement, in 1998 the Company filed a registration statement relating to 3,500,000 Common Shares underlying the options granted to Mr. Fascitelli pursuant to the Employment Agreement and the 919,540 Common Shares. As of June 7, 2001, the Company and Mr. Fascitelli entered into the First Amendment to Convertible Units Agreement (the “First Amendment to Convertible Units Agreement”), attached hereto as Exhibit 3, which extended such payment date to the earlier of the termination of his employment with the Company or November 30, 2004. As of October 31, 2002, effective as of December 14, 2001, the Convertible Units Agreement was further amended by Mr. Fascitelli and the Company (the “Second Amendment to Convertible Units Agreement”), which amendment is attached hereto as Exhibit 4, to provide that any payment to Mr. Fascitelli pursuant to the Convertible Units Agreement, as amended, is to be made solely in Common Shares, unless Mr. Fascitelli exceeds certain ownership limitations set forth in the Amended and Restated Declaration of Trust of the Company, in which case, any payments made pursuant to the Convertible Units Agreement, as amended, will be made in cash. Mr. Fascitelli’s rights to such 919,540 Common Shares have vested.

                On March 8, 2002, effective as of January 1, 2002, the Company and Mr. Fascitelli entered into the Amended Employment Agreement. In connection therewith, the Company and Mr. Fascitelli also entered into the 2002 Units Agreement, dated as of March 8, 2002 (the “2002 Units Agreement”), which is attached hereto as Exhibit 7. Pursuant to the terms of the Amended Employment Agreement and the 2002 Units Agreement, after Mr. Fascitelli’s rights vest on December 31, 2002, he is entitled to receive 626,566 Common Shares upon the earlier of the termination of his employment with the Company or December 31, 2006. The terms of the 2002 Units Agreement provide that any payment to Mr. Fascitelli pursuant to the 2002 Units Agreement is to be made solely in Common Shares. As of October 31, 2002, effective as of March 8, 2002, the Company and Mr. Fascitelli amended the Amended Employment Agreement (the “First Amendment to Amended Employment Agreement”), which amendment is attached hereto as Exhibit 6, and the 2002 Units Agreement (“First Amendment to 2002 Units Agreement”), which amendment is attached hereto as Exhibit 8. The First Amendment to 2002 Units Agreement provides that if Mr. Fascitelli exceeds certain ownership limitations set forth in the Amended and Restated Declaration of Trust of the Company, then any payments made pursuant to the 2002 Units Agreement will be made in cash. In addition, as of October 31, 2002, the Company and Mr. Fascitelli entered into the First Amendment to Registration Agreement (the “First Amendment to Registration Agreement”), attached hereto as Exhibit 9, amending Exhibit B of the Employment Agreement which sets forth the terms under which Vornado must register Common Shares held by Mr. Fascitelli. The First Amendment to Registration Agreement provides, among other things, that the Company must file a registration statement relating to the 626,566 Common Shares.

                Pursuant to the terms of the Employment Agreement and Amended Employment Agreement, the 919,540 Common Shares Mr. Fascitelli is entitled to pursuant to the Convertible Units Agreement, as amended, and the 626,566 Common Shares Mr. Fascitelli is entitled to pursuant to the 2002 Units Agreement, as amended, are held, until the respective payment thereof, in an irrevocable “rabbi” trust, established pursuant to the Trust Agreement, dated as of December 2, 1996 (the “Trust Agreement”), as amended on September 17, 2002 (the “First Amendment to Trust Agreement”), by and between the Company and JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank), a New York banking corporation, attached hereto as Exhibits 10 and 11, respectively, for the benefit of Mr. Fascitelli. Pursuant to the terms of the Trust Agreement, JP Morgan Chase Bank, as trustee of the irrevocable “rabbi” trust, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares so long as they are held by such trust.

                The foregoing summary of the Employment Agreement, the Convertible Units Agreement, the First Amendment to Convertible Units Agreement, the Second Amendment to Convertible Units Agreement, the Amended Employment Agreement, the First Amendment to Amended Employment Agreement, the 2002 Units Agreement, the First Amendment to 2002 Units Agreement, the First Amendment to Registration Agreement, the Trust Agreement and the First Amendment to Trust Agreement, are qualified in their entirety by reference to Exhibits 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11, respectively, which are attached hereto.

                In addition to the foregoing agreements, Mr. Fascitelli and Steven Roth, the Company’s Chairman and Chief Executive Officer, and Interstate Properties, a New Jersey general partnership for which Mr. Roth serves as managing general partner and a beneficial owner of more that 5% of the outstanding Common Shares, who collectively beneficially own, as of October 31, 2002, Common Shares representing 18.8% of the outstanding Common Shares, entered into an agreement with Robert H. Smith, a member of the Company’s Board of Trustees and Chairman of the Charles E. Smith Commercial Division of the Company, and Robert P. Kogod, a member of the Company’s Board of Trustees, and Charles E. Smith Commercial Realty L.L.C., dated as of December 31, 2001 (the “Voting Agreement”), in connection with the merger of Charles E. Smith Commercial Realty L.P. with and into a subsidiary of the Company, which was consummated on January 1, 2002. Pursuant to the Voting Agreement, Mr. Fascitelli, Mr. Roth and Interstate Properties are obligated to vote all of the Common Shares which they own (or over which they exercise voting control) in favor of the election of Messrs. Kogod and Smith (or their permitted designees) to the Company’s Board of Trustees until the earlier to occur of (i) January 1, 2008 or (ii) the date on which, under the terms of the merger agreement for the merger referenced above, none of Mr. Smith, Mr. Kogod or their respective designees is entitled to be nominated for election to the

Board of Trustees. Under the terms of such merger agreement, upon the death of Mr. Smith, the Smith family will no longer have the right to designate a nominee for election to the Board of Trustees, and upon the death of Mr. Kogod, the Kogod family will no longer have the right to designate a nominee for election to the Board of Trustees, provided that, upon the deaths of both Mr. Smith and Mr. Kogod, the Smith and Kogod families will have the right jointly to appoint one designee approved by the Company to complete any unexpired term and to be nominated for election as a trustee for the remaining six-year period that Mr. Smith and Mr. Kogod would have been entitled to be nominated for election to the Board of Trustees. Furthermore, if the members of the Smith family or the Kogod family and their permitted transferees beneficially own less than 75% in number of the Class A Units of limited partnership interest of Vornado Realty L.P. issued to such family in the merger, the Company will no longer be obligated to provide Mr. Smith or Mr. Kogod, respectively, or their designees, the rights described above. Upon the termination of such rights, the obligations of Mr. Fascitelli, Mr. Roth and Interstate under the voting agreement shall terminate.

                The foregoing is qualified in its entirety by reference to the Voting Agreement attached hereto as Exhibit 12.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Employment Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 001- 11954), filed March 13, 1997)

Exhibit 2	Convertible Units Agreement (incorporated by reference to Exhibit E of the Employment Agreement filed as Exhibit 1 hereto)

Exhibit 3	First Amendment to Convertible Units Agreement

Exhibit 4	Second Amendment to Convertible Units Agreement

Exhibit 5	Amended Employment Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 001-11954), filed May 1, 2002)

Exhibit 6	First Amendment to Amended Employment Agreement

Exhibit 7	2002 Units Agreement

Exhibit 8	First Amendment to 2002 Units Agreement

Exhibit 9	First Amendment to Registration Agreement

Exhibit 10	Trust Agreement

Exhibit 11	First Amendment to Trust Agreement

Exhibit 12	Voting Agreement, dated as of December 31, 2001, by and among Interstate Properties, Steven Roth, Michael D. Fascitelli, Robert H. Smith, Robert P. Kogod and Charles E. Smith Commercial Realty L.P. (incorporated by reference to Amendment No. 2 to the Schedule 13D for Interstate Properties filed May 30, 2002)

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  November 8, 2002

By:	/s/ Michael D. Fascitelli

	Name: Title:	Michael D. Fascitelli President

EXHIBIT INDEX

Exhibit Number	Description

1	Employment Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 001-11954), filed March 13, 1997)

2	Convertible Units Agreement (incorporated by reference to Exhibit E of the Employment Agreement filed as Exhibit 1 hereto)

3	First Amendment to Convertible Units Agreement

4	Second Amendment to Convertible Units Agreement

5	Amended Employment Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 001-11954), filed May 1, 2002)

6	First Amendment to Amended Employment Agreement

7	2002 Units Agreement

8	First Amendment to 2002 Units Agreement

9	First Amendment to Registration Agreement

10	Trust Agreement

11	First Amendment to Trust Agreement

12	Voting Agreement, dated as of December 31, 2001, by and among Interstate Properties, Steven Roth, Michael D. Fascitelli, Robert H. Smith, Robert P. Kogod and Charles E. Smith Commercial Realty L.P. (incorporated by reference to Amendment No. 2 to the Schedule 13D for Interstate Properties filed May 30, 2002)